UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c),
              and (d)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                                   (Amendment)



                                  PAYCHEX, INC.
                                ----------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                           (TITLE OF CLASS SECURITIES)

                                   704326 10 7
                                 --------------
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2001
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

CUSIP NO.704326 10 7                  Schedule 13G                  Page 2 of 4



1)  NAMES OF REPORTING PERSONS,
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(ENTITIES ONLY):

    B. Thomas Golisano



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

    (a)   [   ]
    (b)   [   ]


3)  SEC USE ONLY _________________________________________________________
__________________________________________________________________________


4)  CITIZENSHIP OR PLACE OF ORGANIZATION:

    United States

    NUMBER OF SHARES             5)     SOLE VOTING POWER:          39,618,358
    BENEFICIALLY OWNED           6)     SHARED VOTING POWER:           780,568
    BY EACH REPORTING PERSON     7)     SOLE DISPOSITIVE POWER:     39,618,358
    WITH                         8)     SHARED DISPOSITIVE POWER:      780,568


9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING :         40,398,926


10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
    [   ]


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:    10.8%


12) TYPE OF REPORTING PERSON:    IN


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CUSIP NO.704326 10 7                  Schedule 13G                  Page 3 of 4

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

PAYCHEX, INC.
(Name of Company)

ITEM 1.    (a)  NAME OF ISSUER:
                --------------
                Paychex, Inc.

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                -----------------------------------------------
                911 Panorama Trail South
                Rochester, NY  14625

ITEM 2.    (a)  NAME OF PERSON FILING:
                ---------------------
                B. Thomas  Golisano

           (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
                ------------------------------------
                911 Panorama Trail South
                Rochester, NY  14625

           (c)  CITIZENSHIP:
                -----------
                United States

           (d)  TITLE OF CLASS OF SECURITIES:
                ----------------------------
                Common Stock, par value $0.01 per share

           (e)  CUSIP NUMBER:
                ------------
                704326 10 7

ITEM 3.    Not Applicable

ITEM 4.    OWNERSHIP
           ---------
           (a)  AMOUNT BENEFICIALLY OWNED:                   40,398,926
           (b)  PERCENT OF CLASS:                                 10.8%
           (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)  SOLE POWER TO VOTE OR TO
                       DIRECT THE VOTE:                      39,618,358
                 (ii)  SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE:                         780,568
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT
                       THE DISPOSITION OF:                   39,618,358
                 (iv)  SHARED POWER TO DISPOSE OR TO DIRECT
                       THE DISPOSITION OF:                      780,568

CUSIP NO.704326 10 7                  Schedule 13G                  Page 4 of 4

ITEM 5.    OWNERSHIP FIVE PERCENT OR LESS OF A CLASS.
           -----------------------------------------
           Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
           ---------------------------------------------------------------
           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED AND SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY.
           ------------------------------------------------------------------
           Not Applicable.

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
           ---------------------------------------------------------
           Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.
           ------------------------------
           Not Applicable.

ITEM 10.   CERTIFICATION
           -------------

           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2002                         /s/ B. Thomas Golisano
                                                 ----------------------

                                                 B. Thomas Golisano